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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------


                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. __)(1)

                                   NVEST, L.P.
                      --------------------------------------
                                (Name of Issuer)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                      --------------------------------------
                         (Title of Class of Securities)

                                   67065F 10 7
                      --------------------------------------
                                 (CUSIP Number)

                                 JANUARY 1, 2000
                      --------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

              /    /  Rule 13d-1(b)

              /    /  Rule 13d-1(c)

              / X / Rule 13d-1(d)

----------

         (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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CUSIP No. 67065F 10 7                 13G                      Page 2 of 4 Pages
---------------------                                          -----------------

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         PETER S. VOSS

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  / /
         (b)  / /

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER
         950,000 units

6.       SHARED VOTING POWER
         0 units

7.       SOLE DISPOSITIVE POWER
         950,000 units

8.       SHARED DISPOSITIVE POWER
         0 units

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         950,000 units

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*  / /

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         13.4%

12.      TYPE OF REPORTING PERSON*
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 67065F 10 7                 13G                      Page 3 of 4 Pages
---------------------                                          -----------------

ITEM 1(a)         NAME OF ISSUER:  Nvest, L.P.

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  399 Boylston Street
                  Boston, MA  02116

ITEM 2(a)         NAME OF PERSON FILING:  Peter S. Voss

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  c/o Nvest, L.P.
                  399 Boylston Street
                  Boston, MA  02116

ITEM 2(c)         CITIZENSHIP:  USA

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:  Units of Limited Partnership
                  Interest

ITEM 2(e)         CUSIP NUMBER:  67065F 10 7

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b),
                  OR 13d-2(b) OR (c). CHECK WHETHER THE PERSON FILING IS A:
                  Not applicable.

ITEM 4.           OWNERSHIP.

         (a)      Amount beneficially owned:  950,000 units

         (b)      Percent of Class:  13.4%

         (c)      Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote: 950,000 units
                  (ii)  shared power to vote or to direct the vote: 0 units
                  (iii) sole power to dispose or to direct the disposition of:
                        950,000 units
                  (iv)  shared power to dispose or to direct the disposition of:
                        0 units

         The Reporting Person has sole voting and dispositive power with respect to 350,000 units of limited partnership interest in Nvest Companies, L.P. ("Nvest Companies"), a private partnership affiliated with the Issuer. With respect to such units, the Reporting Person may acquire units in the Issuer in the future through the exchange of an equal number of limited partnership units in Nvest Companies. However, insofar as the managing general partner of Nvest Companies has the authority to withhold consent from any such future exchanges as provided in the amended partnership agreement of Nvest Companies, the Reporting Person may not be the "beneficial owner" of any units of Issuer within the meaning of Rule 13d-3(d)(l)(i), and this schedule shall not be construed as an admission that the Reporting Person is such a "beneficial owner."

         The Reporting Person also has the right to acquire 600,000 units in Issuer pursuant to the exercise of options that are vested and exercisable within sixty days.

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CUSIP No. 67065F 10 7                 13G                      Page 4 of 4 Pages
---------------------                                          -----------------

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
          Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
          Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
          Not Applicable.

ITEM 10.  CERTIFICATIONS.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 1, 2000.

                                        /S/      Peter S. Voss
                                        ------------------------------
                                                 Peter S. Voss